  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	August 9, 2021

Eldorado Gold Announces Launch of US$500 Million
Senior Notes Offering

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to announce that the Company intends to offer up to US$500 million aggregate principal amount of senior notes due 2029 (the “Notes”), subject to market and other conditions. The interest rate and other terms of the Notes will be determined based on prevailing market conditions.

Eldorado intends to use the net proceeds from the sale of the Notes to redeem its outstanding US$234 million 9.500% Senior Secured Second Lien Notes due June 2024, to repay all amounts outstanding under its existing term loan facility, to repay all amounts outstanding under its existing revolving credit facility, to pay fees and expenses in connection with the foregoing, and for general corporate purposes. Eldorado has obtained the requisite consent of its lenders for the sale of the Notes under the Third Amended and Restated Credit Agreement dated as of May 13, 2019 among the Company, as borrower, and HSBC Bank Canada, as administrative agent, among others.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain “non-U.S. persons” outside the United States in reliance on Regulation S under the Securities Act and in each case pursuant to available prospectus exemptions from securities laws of British Columbia. The Notes will be offered and sold outside of the United States (including in Canada) on a private placement basis pursuant to certain exemptions from applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.  This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Cautionary Note about Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “continue”, “expects”, “is expected” or “intends” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the launch of the Notes, the terms of the Notes, the completion of the transactions in connection with the offering of the Notes and the use of the net proceeds from the sale of the Notes.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: the closing of, and net proceeds from, the sale of the Notes; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the geopolitical, economic and legal climate that we operate in; the repayment of outstanding indebtedness; and anticipated costs and expenses. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a purchase agreement and related documents; the need for continued cooperation of the initial purchasers; the need to successfully market the offering; global outbreaks of infectious diseases, including COVID-19; geopolitical and economic climate (global and local) risks; financing risks; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information are designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.